Recommended Cash Offer by
AstraZeneca UK Limited
for
Cambridge Antibody Technology Group plc
Offer Declared Unconditional and Initial Offer Period Extended

AstraZeneca announces that it has acquired, or received valid acceptances of the Offer in respect of, 37,261,730 CAT Shares in aggregate, representing approximately 86.7 per cent. of the CAT Shares to which the Offer relates.

As at 3.00pm (London time), 10.00am (New York City time) on 21 June 2006, being the first closing date of the recommended cash offer for the entire issued and to be issued share capital of CAT not otherwise held by AstraZeneca, valid acceptances of the Offer had been received in respect of 31,661,730 CAT Shares (including CAT Shares represented by 1,840,347 CAT ADSs), representing approximately 73.7 per cent. of the CAT Shares to which the Offer relates. None of these acceptances were received from persons acting in concert with AstraZeneca. Of these valid acceptances, valid elections for the Loan Note Alternative had been received in respect of a total of 516,924 CAT Shares. Including the 5,600,000 CAT Shares acquired by AstraZeneca on 23 May 2006, AstraZeneca has acquired, or received valid acceptances of the Offer in respect of, 37,261,730 CAT Shares (including CAT Shares represented by 1,840,347 CAT ADSs) in aggregate, representing approximately 86.7 per cent. of the CAT Shares to which the Offer relates.

For the purposes of this announcement, the number of CAT Shares (including those represented by CAT ADRs) to which the Offer relates is 42,988,803, being the 53,206,786 shares in issue as of the date of this announcement less the 10,217,983 shares held by AstraZeneca prior to the commencement of the Offer Period.

Including the 10,217,983 CAT Shares held by AstraZeneca prior to the commencement of the Offer Period, AstraZeneca has acquired, or received valid acceptances of the Offer in respect of, 47,419,713 CAT Shares (including CAT Shares represented by 1,840,347 CAT ADSs) in aggregate, representing 89.2 per cent. of the existing issued share capital of CAT.

In addition to CAT ADSs tendered prior to 3.00pm (London time), 10.00am (New York City time), on 21 June 2006, 263,740 ADSs are subject to notice of guarantee delivery period.

AstraZeneca hereby waives Condition 1 to the Offer (i.e., the 90 per cent. minimum acceptance condition). All of the conditions of the Offer have now been satisfied or waived and the Offer has been declared unconditional in all respects.

The Initial Offer Period is extended and remains open for acceptance, and withdrawal rights of persons that have tendered their securities into the Offer continue to exist, until the closing of the Initial Offer Period which is now expected to be 3.00pm (London time), 10.00am (New York City time) on 29 June 2006, unless further extended.

Prior to the announcement of the Offer, AstraZeneca had received irrevocable undertakings to accept the Offer in respect of 190,569 CAT Shares in aggregate*, representing approximately 0.36 per cent. of the existing issued share capital of CAT. Valid acceptances have been received in respect of all of these CAT Shares and such acceptances are included in the total referred to above.

As at the date of this announcement, affiliates of Goldman Sachs International and Deutsche Bank (who are acting in concert (within the meaning of the City Code) with AstraZeneca) held 78,084 CAT Shares in aggregate, representing 0.15 per cent. of the existing issued share capital of CAT.

To the extent they have not already done so, holders of CAT Shares and CAT ADSs who hold such securities in certificated form who have not yet accepted the Offer but wish to do so should complete and return their Form of Acceptance and Letter of Transmittal as soon as possible in accordance with the instructions set out in the Offer Document and in the Form of Acceptance and Letter of Transmittal. The CAT Shareholders and ADS holders who hold their CAT Shares in uncertificated or book-entry form and who have not yet accepted the Offer but wish to do so are reminded to take the necessary steps through CREST or their respective Agent Institution (as applicable) as soon as possible.

Settlement of the consideration to accepting CAT Shareholders and accepting holders of CAT ADSs (including holders of CAT ADSs that deliver a Notice of Guaranteed Delivery in a timely manner) or their designated agents will, except with the consent of the Panel, be effected as set out below:

(a) in the case of acceptances received complete in all respects by today and not subsequently withdrawn, within 14 calendar days; or

(b) in the case of acceptances received complete in all respects after today but while the Offer remains open for acceptance, within 14 calendar days of such receipt.

Holders of CAT Shares and ADSs who have already accepted the Offer, but whose willingness to accept the Offer may be affected by the termination of their withdrawal rights following the close of the Initial Offer Period (which will be on 29 June 2006, at the earliest) have the right, until the Initial Offer Period closes for acceptance, to withdraw their acceptances with respect to such securities.

Defined terms used in this announcement have the same meanings as in the Offer Document dated 23 May 2006.

*Beneficial title to the 9,529 CAT shares in respect of which Peter Chambré gave an irrevocable undertaking, and which were beneficially held by Peter Chambré's wife, was transferred to Peter Chambré after 23 May 2006.

This announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. This announcement also does not constitute a Solicitation/Recommendation Statement under the rules and regulations of the US Securities and Exchange Commission (the "SEC"). The Offer is being made solely by means of the Offer Document and the Form of Acceptance accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, AstraZeneca has filed a Tender Offer Statement containing the Offer Document and other related documentation with the SEC on Schedule TO and CAT has filed a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents filed by AstraZeneca or CAT in connection with this Offer are available on the SEC's website at http://www.sec.gov. The Offer Document and Acceptance Forms accompanying the Offer Document have been made available to all CAT Shareholders at no charge to them. ***CAT Shareholders are advised to read the Offer Document and the accompanying Acceptance Forms as they contain important information. CAT Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement as they contain important information.***

Goldman Sachs International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for AstraZeneca and no one else in connection with the Offer and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer or any other matters referred to in this announcement.

The availability of the Offer to CAT Shareholders who are not resident in and citizens of the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders are contained in the Offer Document.

The Loan Notes which may be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the Securities Act or under any relevant laws of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States or any other Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of any other Loan Note Restricted Jurisdiction.

Unless otherwise determined by AstraZeneca and permitted by applicable law and regulation, subject to certain exemptions, the Offer will not be capable of acceptance from or within a Restricted Jurisdiction. Accordingly, copies of this announcement must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise distribute this announcement in, into or from any such jurisdictions.

The U.S. Information Agent is:

Georgeson Shareholder

17 State Street, 10th Floor, New York, New York 10004
Banks and Brokers Call: (212) 440-9800 • Toll Free in the U.S.: (866) 767-8962

22 June 2006